UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated October 9, 2020	3

GRIFOLS Grifols,S.A. Avingucla de Ia Generalita!152-158 08174 Sant Cugat delValles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of23 October, Grifols, S.A. (the "Company'') hereby informs about the following OTHER RELEVANT INFORMATION (i) The Ordinary General Shareholders' Meeting held on today's date, on second call, has passed all the proposals submitted to the shareholders' approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company's website (www.grifols.com). In this connection, the Ordinary General Shareholders' Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions ofmticle 6 Bis.2 ofthe Company's Alticles of Association, equal to EUR 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 28 October 2020. Attached hereto, as Annex 2 is the notice regarding the payment of the preferred dividend. Also, the Ordinary General Shareholders' Meeting has passed the distribution of EUR 110,616,177.80 in concept of ordinary dividend against the results of the fiscal yem· ended as of 31 December 2019 that will be paid next 28 October 2020, in the terms resulting from the notice attached hereto as Annex 3. (ii) i § ; The Company's Board of Directors, at its meeting held today 9 October 2020 after the Ordinary General Shareholders' Meeting has unanimously resolved to: (i) re-elect Mr. Victor Grifols Deu as joint and several CEO of the Bom·d of Directors, (ii) re-elect Mr. Thomas Glanzmann as Vice-Chairman of the Board of Directors, (iii) re-elect Mr. Steven F. Mayer as member of the Audit Committee and (iv) reorganize the Company's Appointments and Remuneration Committee in order to appoint Mr. James Costas as a member to replace Mr. Luis Isasi Fernandez de Bobadilla. iIn Barcelona, on 9 October 2020 I 1 Ms. Nuria Martin Barnes Secretmy to the Board of Directors r:f. 1!1.-IS014001'N0-4 •OHSAS 110011'001 TUVAhe!nland(!] ..-.......t w l l> tiOS0311U t-.::.0

GRIFOLS ANNEX1 GRIFOLS, S.A. PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS' MEETING (8 I 9 October 2020) Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2019, and approval of a preferred dividend corresponding to Class B shares. A. To approve the Company's individual annual accounts, which are composed of the balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the individual management repmt, relating to the fiscal year ended December 31, 2019, which show a profit ofEUR 1,630,265,591. The Company's individual annual accounts conespond to the audited accounts and will be deposited with the Commercial Registry. B. In accordance with the submitted annual accounts, to approve the following allocation of results: To Voluntary reserve: EUR 1,380,207'191 To Mandatory preferred dividend attached EUR 2,614,251 to Class B shares: To Dividend: EUR 247,444,149 TOTAL EUR 1,630,265,591 From the dividend entry, EUR 136,827,971.20 were distributed to the shareholders on 4 December 2019 as interim dividend on account of the fiscal year 2019 results, by virtue of the resolution passed by the Board of Directors on 25 October 2019. The amount pending distribution in concept of dividends amounts to EUR 110,616,177.80, which will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from 28 October, 2020. Likewise, the mandatory preferred dividend corresponding to Class B shares will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from 28 October, 2020. It should be noted that the Company's dividend distribution policy remains

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the same as in previous years, consisting in a distribution of 40% of the consolidated profit of EUR 648,644,000 (Grifols, S.A.'s accounting profit has been of EUR 1,630,265,591).

Second. **Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2019.**

To approve the consolidated annual accounts of the Group, which are composed of the consolidated balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2019.

The Company's consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third. **Review and approval, as the case may be, of the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2019.**

To approve the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2019. Such statement has been subject to verification in accordance with the current regulations.

Fourth. **Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2019.**

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2019.

Fifth. **Re-election of auditors of the individual annual accounts.**

As established under article 40 of Law 22/2015, of 20 July, of audit accounts:

A. To re-elect as auditor of the Company's individual annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas*) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 259C, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for a term of one year starting on January 1, 2020. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended on December 31, 2020.

B. To re-elect, as joint auditor of the Company's individual annual accounts, the company Grant Thornton S.L.P., registered in the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas*) under number S0231, with registered office in Madrid, Paseo de la Castellana, 81, registered in the Commercial

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Registry of Madrid, under Volume 36,652, Sheet M-657,409 and provided with Tax Identification Card number B-08914830, for a term of one year starting on January 1, 2020. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended on December 31, 2020.

Sixth. **Re-election of auditors of the consolidated annual accounts.**

To re-elect as auditor of the Company's consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas*) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 259C, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for a term of one year starting on January 1, 2020. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended on December 31, 2020.

Seventh. **Resignation, dismissal, re-election and/or appointment, as the case may be, of directors. Modification, if applicable, of the number of members of the Board of Directors.**

7.1.- Information on the non-re-election of Mr. Luis Isasi Fernández de Bobadilla as member of the Board of Directors due to expiration of his term.

It is noted that the Board of Directors has not proposed that Mr. Luis Isasi Fernández de Bobadilla, whose term as director ends this year, is re-elected as director, at his request, after notifying the Board of Directors that he cannot continue as director of the Company due to professional reasons, thanking him for the services provided up to date and approving his performance.

7.2.- Appointment of Mr. James Costos as member of the Board of Directors.

To appoint, prior proposal of the Appointments and Remuneration Committee, Mr. James Costos as a director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal by the Committee, Mr. Costos will be considered an "independent" director.

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (*Ley de Sociedades de Capital*).

7.3.- Re-election of Mr. Victor Grifols Deu as a member of the Board of Directors.

To re-elect, prior report by the Appointments and Remuneration Committee,

GRIFOLS Eighth. Mr. Victor Grifols Deu as a director of the Company for a term of four (4) years. It is expressly stated that, according to said report by the Committee, Mr. Grifols Deu will continue to be considered as an "executive" director. In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' report regarding the competence, experience and merits of the director and the abovementioned report of the Appointments and Remuneration Committee, in compliance with the Capital Companies Act (Ley de Sociedades de Capital). 7.4.-Re-election of Mr. Thomas Glanzmann as a member of the Board of Directors. To re-elect, prior report by the Appointments and Remuneration Committee, Mr. Thomas Glanzmann as a director of the Company for a term of four (4) years. It is expressly stated that, according to said report by the Committee, Mr. Glanzmann will continue to be considered as an "other external" director. In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' report regarding the competence, experience and merits of the director and the abovementioned report of the Appointments and Remuneration Committee, in compliance with the Capital Companies Act (Ley de Sociedades de Capital). 7.5.-Re-election of Mr. Steven F. Mayer as a member of the Board of Directors. To re-elect, prior proposal of the Appointments and Remuneration Committee, Mr. Steven F. Mayer as director ofthe Company for a term of four (4) years. It is expressly stated that, according to said proposal ofthe Committee, Mr. Mayer will continue to be considered as an "independent" director. In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital). Thus, in case the Shareholders' Meeting approves the aforementioned appointment and re-election proposals, the Board of Directors will continue to have thirteen (13) members. Amendment of article 16 of the Articles of Association, relating to the right to attend, proxy granting and representation at the General Shareholders' Meeting. In view of the mandatory report of the Board ofDirectors, amend article 16 of the

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Articles of Association, with respect to the right to attend, proxy granting and representation at the General Shareholders' Meeting with the purpose of expressly establishing the possibility of attending the General Shareholders' Meeting of the Company by remote, simultaneous and bidirectional connection via telematic means, if the Board of Directors foresees it in the notice calling the General Shareholders' Meeting. The mentioned article will read as follows (*in italics*):

"***Article 16.- Right to attend, proxy granting and representation at the General Shareholders' Meeting.-***

1. *All Company shareholders shall be entitled to attend the general meeting as long as their shares appear registered under their name in the accounting registry at least five (5) days in advance from the date on which the meeting is to be held;*

   The Board of Directors may approve the possibility of attending the General Shareholders' Meeting by remote, simultaneous and bidirectional connection via telematic means that duly guarantees the identity of the shareholder or the proxy-holder, as well as the correct exercise of its rights. Such possibility must be included in the notice of the calling of the General Shareholders' Meeting, specifying the deadlines, procedures and means under which the shareholders with right of attendance, and proxy-holders, may exercise their rights. The Board of Directors may also approve procedural rules regarding the attendance to the General Shareholders' Meeting by telematic means.

2. *Notwithstanding the foregoing, all shareholders with right to attend the meeting, according to the provisions set forth herein, may do so by means of a proxy, even when such proxy is not a shareholder.*

   Proxy representation must be granted on a special basis for each meeting, either in writing or by distance communication systems, as long as the identity of the represented shareholder, the proxy-holder and the contents of the proxy itself are duly guaranteed.

   In the event the representation is granted to a legal entity, such entity shall appoint an individual as its proxy representative, as established by the Law."

Ninth. **Amendment of the Regulations of the General Shareholders' Meeting with the inclusion of a new article 11.bis, relating to the attendance to the General Shareholders' Meeting by telematic means.**

In view of the mandatory report by the Board of Directors, include a new article 11.bis to the Regulations of General Shareholders' Meeting, concerning the attendance to the General Shareholders' Meeting by telematic means. The addition of the new article develops the right of the Board of Directors to determine, when it so decides to when calling each General Shareholders' Meeting, the legal basis, deadline, procedures and means to exercise the rights of shareholders and their

GRIFOLS Tenth. Eleventh. proxy-holders attending by telematic means. The article will read as follows (in italics): ''Article ll.bis.-Attendance by telematic means 1. When the Board of Directors approves the possibility of attending by telematic means the General Shareholders' Meeting by remote, simultaneous and bidirectional connection with the premises where the General Meeting takes place, and includes this possibility in the notice of the calling of the General Shareholders' Meeting, the shareholders and the proxy-holders with the right to attend the General Shareholders' Meeting may do so in a way that they can be correctly identified, may exercise their rights properly during the General Shareholders' Meeting and, in general, in a way that allows for the adequate and normal development of the session. 2. The Board of Directors will determine, when calling each General Shareholders' Meeting and in view of the appropriate state of the art security, the legal basis that will guarantee and make possible the attendance to the meeting by telematic means, and will evaluate the possibility of organizing the remote attendance to the meeting by telematic means. 3. If the Board of Directors approves the possibility of attending the General Shareholders' Meeting by telematic means, it will specify in the notice of the calling of the meeting, the deadlines, procedures and means in which the shareholders may exercise their rights as set out by the Board of Directors to allow the satisfactory development of the General Meeting, including any instructions that must be followed. 4. The Board of Directors may request from the shareholders or their proxy holders, additional means of identification if it considers that it is necessary to verify their condition as shareholders or proxy-holders, and to guarantee the authenticity of the attendance by telematic means, as well as to establish and update the means and procedures set forth in this article. 5. The Company will not be liable for any damages to shareholders or proxy holders caused by the interruption of the remote communication, for technical or security reasons under any circumstances, beyond the Company's control, without prejudice to adopting the measures required in each situation. Said circumstances may not be invoked as an unlattful deprivation of the rights of the shareholders, or as a cause to challenge the resolutions passed at the General Shareholders' Meeting". Consultative vote on the Annual Remuneration Report. Pursuant to the provisions of miicle 541.4 of the Capital Companies Act (Ley de Sociedades de Capital), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders' Meeting. Approval of the director remuneration policy of the Company.

GRIFOLS Twelfth. In accordance with miicle 529 novodecies of the Capital Companies Act (Ley de Sociedades de Capital) and prior to the report by the Appointments and Remuneration Committee, approve the director remuneration policy of the Company. It is expressly stated that, although the Annual Remuneration Repo11 corresponding to fiscal year 2019, approved by the Board of Directors in its meeting held on 21 February 2020, mentioned that an increase in the amounts received by the directors in their capacity as such, by the directors who chaired the different Board Committees, by the lead independent director and by the non executive chairman would be proposed for approval to this Ordinary General Shareholders' Meeting, both the Appointment and Remuneration Committee and the Board of Directors have finally considered that, due to the cunent situation caused by the global COVID-19 pandemic, which has affected and is affecting our society as well as Grifols, it is not prudent to propose these modifications to the remunerations and, therefore, the remunerations that have been in force up to now are maintained. Authorization for the derivative acquisition of treasury stock, revoking and leaving without effect the authorization agreed by the Ordinary General Shareholders' Meeting of May 29, 2015. To authorise the Board of Directors of the Company to acquire the Company's own shares or subscription rights by purchase, exchange, allotment of shares or any other procedure established by Law, whether directly or through any of its subsidiaries, within the limits and subject to the requirements set forth below: (i) That for as long as there are Class B shares, the acquisition between Class A and Class B shares is made on a pro-rata basis, for the same price and under the same terms and conditions. (ii) That the nominal value of the acquired shares, including the shares owned by the Company or its subsidiaries, does not exceed 10% of the share capital of the Company at any time. (iii) That as a consequence of the acquisition, including the shares that the Company or the shares that any individual acting in his own name but on behalf of the Company had previously acquired and have become treasury shares, the Company's equity is not lower than the share capital plus the unavailable reserves required by law or the Company's by-laws. (iv) That the acquired shares are fully paid-up. (v) The maximum acquisition price will be the price of Class A shares listed on the Stock Market on the day the acquisition takes place or, if applicable, the price permitted by the National Securities Market Commission (Comisi6n Nacional del Mercado de Valores).The minimum price will be 100% of the nominal value of each Class A share. (vi) This authorization is granted for a maximum term of five years.

GRIFOLS (vii) The acquired shares may be given to the employees or directors of the Group, either directly or as the result of exercising the option rights they are entitled to. Revoke and declare void the previous authorization for the acquisition of the treasury stock granted by the Ordinary General Shareholders Meeting on May 29, 2015. Thirteenth. Renewal of the delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to apply for the listing of the Company's ordinary Class A shares on the NASDAQ. Revocation of the previous delegation of authorities passed by the Ordinary General Shareholders' Meeting of May 26, 2017. A. It is resolved to delegate to the Board of Directors, with full power of substitution in any of its members, the authority to apply, at any time within a maximum term ofthree (3) years as from the date ofthis General Meeting, for the listing of the Company's ordinary Class A shares, via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ), as well as carry out all proceedings and actions required, make the pertinent applications and prepare and file the required documents with the competent authorities of the aforementioned stock exchange for the effective listing of the Company's ordinary Class A shares on NASDAQ. This resolution will have no effects if the listing of Class A shares to which it refers is not requested within three (3) years as from the date of this resolution. B. It is agreed to revoke and leave without effects in all of its terms, the previous delegation of authorities to the Board of Directors of the authority to apply for the listing of the Company's ordinary Class A shares on the National Association of Securities Dealers Automated Quotation (NASDAQ), passed by the Ordinary General Shareholders' Meeting of May 26, 2017. Fourteenth.Granting of authorities to formalize and execute the resolutions passed by the General Shareholders' Meeting. To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders' Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders' Meeting, with no limitation. ***

GRIFOLS ANNEX2 GRIFOLS, S.A. PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting held on second call on today's date, a preferred dividend will be distributed to Class B Shares, as per the results of fiscal year ended 31 December 2019: Payment date: 28 October 2020 Ex-date: 26 October 2020 Class B Shares ISIN code: ES0171996095 Share name: Grifols, S.A. Number of Class B Shares: 261,425,110 Nominal value: 0.05.-€ Treasury shares: 3,012,164 Total dividend amount: 2,614,251.-€ Gross amount per unit (deducting the treasury shares): 0.01011656.-€ Tax withheld 19% per unit(**): 0.00192215.-€ Net amount per unit: 0.00819441.-€ (**)Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents. The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities. To that end, the payment agency appointed is BBVA. In Barcelona on 9 October 2020 Ms. Nuria Mattin Barnes Secretaty to the Bom·d of Directors

GRIFOLS ANNEX3 GRIFOLS, S.A. DIVIDEND PAYMENT In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting held on second call on today's date, an ordinary dividend ofEUR 110,616,177.80 against the results ofthe fiscal year ended as of31 December 2019 will be distributed: Payment date: 28 October 2020 Ex-date: 26 October 2020 ISIN code: -Class A Shares: ES0171996087 -Class B Shares: ES0171996095 Share name: Grifols, S.A. Total number of Shares representing the share capital: 687,554,908 -Class A Shares: 426,129,798 -Class B Shares: 261,425,110 Nominal value: - Class A Shares: 0.25-€ - Class B Shares: 0.05-€ Treaswy shares: - Class A Shares: 0 -Class B Shares: 3,012,164 Total dividend amount: 110,616,177.80.-€ Gross amount per unit (deducting the treaswy shares): 0.16159134.-€ Tax withheld 19% per unit(**): 0.03070235.-€ Netamountperunit: 0.13088899.-€ (**)Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax natme, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents. The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

GRIFOLS To that end, the payment agency appointed is BBVA. In Barcelona on 9 October 2020 Ms. Nuria Mmtin Brunes Secretruy to the Boru·d of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 9, 2020